SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                           FJS PROPERTIES FUND I, L.P.
                            (Name of Subject Company)

                           EVEREST FJS INVESTORS, LLC
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                        Christopher K. Davis
                        Everest Properties II, LLC
                        199 South Los Robles Avenue, Suite 440
                        Pasadena, California 91101
                        (626) 585-5920

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                                   Copies to:

             Glen Fuller                   Paul J. Derenthal, Esq.
             MacKenzie Patterson, Inc.     Derenthal & Dannhauser
             1640 School Street            One Post Street, Suite 575
             Moraga, California  94556     San Francisco, California  94104
             (925) 631-9100                (415) 981-4844

                            Calculation of Filing Fee

                       Transaction                Amount of
                       Valuation*                 Filing Fee
                       -----------                ----------

                       $671,520                   $134.31

* For purposes of calculating the filing fee only. Assumes the purchase of 4,197 Units at a purchase price equal to $160 per Unit in cash.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:
       Form or Registration Number:
       Filing Party:
       Date Filed:

[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[]       issuer tender offer subject to Rule 13e-4.
[]       going private transaction subject to Rule 13e-3
[]       amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: []

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by EVEREST FJS INVESTORS, LLC (the "Purchaser") to purchase up to 4,197 Units of limited partnership interest (the "Units") in FJS PROPERTIES FUND I, L.P., a Delaware limited partnership (the "Issuer"), the subject company, at a purchase price equal to $160 per Unit, less the amount of any distributions declared or made with respect to the Units on or after May 6, 2002 (the "Offer Date"), and less any transfer fees imposed by the Partnership, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 2002 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Partnership charges $100 per transfer (regardless of the number of the Units transferred). Any distributions made or declared on or after the Offer Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchaser and deducted from the proceeds. Tender of Units will include the tender of any and all securities into which the Units may be converted or exchanged, and any securities distributed with respect to the Units, by way of dividend or otherwise, from and after the Offer Date.

         The Issuer had approximately 542 holders of record owning an aggregate of 16,788 Units, as of March 15, 2002, according to its annual report on Form 10-K for the year ended December 31, 2001. Affiliates of the Purchaser currently beneficially own an aggregate of 3,707 Units, or approximately 22.08% of the outstanding Units. In addition, an affiliate of the Purchaser has orally agreed to acquire another 1,558 Units or approximately 9.3% of the outstanding Units. The 4,197 Units subject to the Offer constitute approximately 25% of the outstanding Units. Accordingly, if all of the Units sought in this Offer are purchased, and the affiliate's oral agreement to purchase Units is consummated, the Purchaser and its affiliates would beneficially own in the aggregate 9,462 Units or approximately 56% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchaser of up to $671,520 in aggregate purchase price, which the Purchaser will fund out of its members' capital commitments. The Offer expires on June 5, 2002, unless extended.

         The address of the Issuer's principal executive offices is 264 Route 537 East, Colts Neck, NJ 07722.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.
         --------

         (a)(1)   Offer to Purchase dated May 6, 2002

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Unit holders dated May 6, 2002

         (b)-(h)  Not applicable.



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


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 6, 2002

EVEREST FJS INVESTORS, LLC

By Everest Properties II, LLC, Manager

      By: /s/ David I. Lesser
         David I. Lesser,
         Executive Vice President




















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





                                  EXHIBIT INDEX


Exhibit           Description                                        Page
-------           -----------                                        ----

(a)(1)   Offer to Purchase dated May 6, 2002

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated May 6, 2002

















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